

CSM nv
Corporate Affairs

Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

T +31 (0)20 5906328
F +31 (0)20 5906318
E mariette.mantel@csmglobal.com
I www.csmglobal.com



10016244

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

subject CSM nv, (SEC File No. 82-34886)

date 13 August 2010

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- CSM Press Release 12 July 2010: Purac starts project to produce lactic acid from papermaking waste streams;
- CSM Press Release 20 July 2010: CSM acquires full ownership of lactic acid plant in Blair (US);
- CSM Press Release 11 August, 2010: CSM shows strong EBITA increase in Q2 2010.

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv


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CSM nv
Corporate Communications
Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

Press release

Purac starts project to produce lactic acid from papermaking waste streams

date Diemen, the Netherlands 12 July 2010

Purac has signed a contract to participate in a consortium that will develop a process to produce feedstock from cellulosic waste derived from the pulp and paper industry. This feedstock is expected to be usable for production of lactic acid. The other partners in the program are Crown Van Gelder N.V., a paper producing company, and Bumaga B.V., a development center in the paper and board industry. The project is part of the Dutch Biorefinery program and partially funded by the Dutch Ministries of Economic Affairs and Agriculture, Nature and Food Quality.

Purac is a partner in this consortium as it develops new sustainable building blocks for the chemical industry. Purac already has some important initiatives in this area such as Lactides for Poly Lactic Acid (PLA) and Succinic Acid. This initiative will also speed up Purac's program to use alternative non-food substrates such as agricultural byproducts instead of sugars, glucose and tapioca starch as substrates for its fermentation processes.

Fabrizio Rampinelli, CEO of Purac comments: "The participation of Purac in this project fits the program of Purac in the area of sustainable chemistry. This program gives us a considerable opportunity together with our partners, to grow the market for bio-based chemicals and contribute to a sustainable economy."

For more information, please contact:
Press: Eva Lindner, Communication Director, tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 3 billion (pro forma 2009) and has a workforce of around 10,000 employees in 25 countries. CSM is listed on NYSE Euronext Amsterdam. For more information: www.csmglobal.com

SEC
File No. 82-34886



CSM nv
Corporate Communications
Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

Press release

CSM acquires full ownership of lactic acid plant in Blair (US)

date Diemen, the Netherlands, 20 July 2010

CSM has acquired the remaining 50% of the shares of the lactic acid production facility in Blair, Nebraska (US) from its joint venture partner Cargill. This production facility has been a joint venture between CSM's subsidiary Purac and Cargill since 1997. As the total output of the lactic acid plant was already fully dedicated to Purac, the transaction will not impact Purac's market position. The transaction will have a slightly positive effect on EBITA.

For more information, please contact:
Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 3 billion (pro forma 2009) and has a workforce of around 10,000 employees in 25 countries. CSM is listed on NYSE Euronext Amsterdam. For more information: www.csmglobal.com

SEC File No. 82-34886



CSM nv
Corporate Communications

Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

T +31 (20) 590 6320
E eva.lindner@csmglobal.com
I www.csmglobal.com

Press Release

CSM shows strong EBITA increase in Q2 2010

date Diemen, the Netherlands, August 11, 2010

CSM delivered an increased EBITA of € 55.8 million (+37%) in the second quarter of 2010, excluding one-off acquisition and integration costs (€ 4.4 million). The improved EBITA resulted from the acquisition of Best Brands, a favorable underlying margin development, and currency effects. Sales increased by 19%, driven by growth at Purac and the acquisition of Best Brands.

Key Facts

- Sales for the second quarter increased by approx. 19% to € 771.7 million (2009: € 647.6 million). The acquisition of Best Brands contributed strongly with € 100.3 million. Organic growth was -0.8% due to a lower sales volume. Sales for the first half-year were up by approx. 10% at € 1,415.8 million (2009: € 1,283.7 million). The acquisition effect was € 118.7 million; organic sales growth was virtually flat at -0.1%, due to a lower volume at Bakery Supplies.
- EBITA in the second quarter amounted to € 55.8 million, excluding one-off integration and acquisition costs of Best Brands, up € 15.2 million compared with the same period in 2009. For the first half-year EBITA amounted to € 102.5 million (2009: € 60.7 million).
- Net debt at the end of June amounted to € 761.5 million, an increase of € 433.2 million compared with December 31, 2009, largely due to the Best Brands acquisition.
- Net debt/EBITDA ratio is 2.6x (year-end 2009: 1.6x).

Key Figures

Quarter 2		x € million	Half-year	
2010	2009		2010	2009
771.7	647.6	Net sales	1,415.8	1,283.7
55.8	40.6	EBITA excluding one-off costs Best Brands*	102.5	60.7
51.4	40.6	EBITA	91.9	60.7
		Result after taxes	54.2	36.6
		EPS (in €)	0.79	0.52
7.2%	*6.3%*	*ROS in % (excl. one-off costs Best Brands)*	*7.2%*	*4.7%*
		ROCE in % (excl. one-off costs Best Brands)	*9.8%*	*6.4%*

*) The one-off costs related to the acquisition of Best Brands comprise acquisition and integration costs

The figures in this press release have not been audited



Commenting on the second quarter results, Gerard Hoetmer, CEO of CSM, said:
"We are proud to see, in line with our expectations, our businesses continuing their positive underlying profit trend during the second quarter. Purac continued its strong ongoing performance showing substantial organic growth and contributing strongly to a more than doubled EBITA. Although the markets of our Bakery Supplies activities were impacted by volatile consumer behavior, our bakery supplies activities improved EBITA as a result of good margin and cost management.

In Bakery Supplies, growth in core countries such as the UK and Germany was not enough to compensate for declining sales in Southern and Eastern European countries. Maintaining our profitability in those countries whose economies are severely hit is our main objective. Innovations are essential for the future. We see it as recognition of our continued investments that our US ingredient business Caravan has received the prestigious IFT food innovation award.

The integration of Best Brands is progressing according to plan. The two merged businesses continue their operations under the name of CSM Bakery Products North America, which further leverages the commercial exposure of CSM being the leader in its industry. The progress of our integration plan strengthened our confidence that we will certainly realize the communicated savings. In addition, during the integration process our belief is reinforced that the new entity will have an additional organic growth opportunity from its enhanced product and client offering. This will result in additional profitable sales opportunities, underpinning our ambition to grow our sales at 1-2% above market growth.

At Purac we saw a particularly strong performance in volume development combined with good margin management. Purac's innovation pipeline is well developed, anticipating clear trends such as "clean label preservation solutions" and "food safety". Purac successfully launched new products in these areas, which in combination with recovering markets, for example the chemical industry, boosted volume developments.

We have amongst others established a cooperation between Purac, Unilever and Huhtamaki to jointly explore the development and application of second and third generation bio-polymers, not competing with food sources and not impacting green house gas emissions negatively (full life cycle analysis). The three companies have a complementary position in the supply chain; Purac will bring unique technologies into the cooperation, Huhtamaki is a leading company in developing and producing packaging materials and solutions, and Unilever is a global leading company in consumer products, committed to sustainability. This cooperation creates a perfect platform to speed up the development process of sustainable packaging solutions to meet the growing consumer demand for these products.
In addition, CSM is developing with Huhtamaki the use of bio-plastic packaging materials for our Bakery Supplies products to anticipate the commitment that a number of our major customers made to a sustainable environment.

Overall we are proud of our achievements and look forward to achieving the next milestones of our strategic journey, in an environment which is still seeing the effects of the economic crisis."

csm

Prospects for the Second Half-Year of 2010

After the good performance in the first half of 2010 we remain cautiously optimistic for the second half of 2010. We expect to see a continuing challenging economic environment. In addition, we expect to see cost increases in a number of our raw materials. We have developed a highly professional procurement organization which enables us to mitigate volatility in raw material costs with our cover positions and allows us to manage the effects of raw material price variances in our pricing strategy.
At the same time, we expect to see the benefits of our actions in innovation and marketing as well as the positive effect of our acquisition strategy.
We remain optimistic about both the short-term and long-term growth opportunities for Purac. However, these opportunities will require additional investments in our organization and innovation for projects such as bio-plastics which will affect the EBITA increase at Purac in the second half of 2010.
Furthermore, we expect consumer confidence, one of the drivers of volume growth at Bakery Supplies, to remain under pressure.
Overall, we expect EBITA in the second half of 2010 to show an improvement compared with the second half-year of 2009. The improvement will be less significant compared to the first half-year results due to a stronger comparison base in the second half of 2009. For Q3 we also expect EBITA to substantially improve over Q3 2009 (excluding one-off costs Best Brands).

Ordinary capital expenditures will be below depreciation. Our estimate for the investment in our Thai lactide factory remains at € 25 million for 2010, of which € 6.3 million was spent in the first half-year. Working capital as a percentage of sales is expected to decline as previously indicated.

csm

Financial Commentary

Main developments in the first half-year compared with 2009

- Consolidation of Best Brands as of March 19, 2010
- Start of building activities for new lactide factory in Thailand
- Sales growth of 10.3% due to acquisition and currency effects
- One-off Best Brands integration costs of € 10.6 million in H1; Q2: € 4.4 million
- Return on sales improved to 7.2% (2009: 4.7%) (excluding one-off costs Best Brands)
- Net debt position and net debt/EBITDA ratio increased mainly due to the acquisition of Best Brands but net debt/EBITDA ratio is still at a comfortable level of 2.6x
- ROCE at 9.8% (2009: 6.4%) (excluding one-off costs Best Brands)

Net Sales

Net sales increased by € 132.1 million to € 1,415.8 million (first half 2009: € 1,283.7 million). The increase in net sales was driven by the acquisition of Best Brands (effect: € 118.7 million) and positive currency effects of € 14.7 million. Organic sales growth was virtually flat at 0.1% negative (€ 1.3 million).

The breakdown of organic growth is as follows:

Quarter 2				Half-year		
Organic	Volume	Price/Mix		Organic	Volume	Price/Mix
-0.8%	-1.9%	1.1%	BSNA	-1.1%	-1.9%	0.8%
-3.9%	-4.7%	0.8%	BSEU	-2.6%	-2.3%	-0.3%
7.4%	9.5%	-2.1%	Purac	10.7%	12.8%	-2.1%

EBITA

Excluding acquisition effect, EBITA in the first half-year improved considerably by € 27.2 million compared to 2009, primarily due to the effective management of sales prices and raw material costs. In addition, Purac succeeded in gaining additional volume after the crisis in 2009.

Best Brands contributed € 4.0 million after achieving € 8.0 million in the second quarter. The first quarter was negative € 4.0 million due to one-off costs. Acquisition and integration costs were € 10.6 million (US$ 14 million) in the first half-year. This included a fair value step-up of the opening balance-sheet for inventory which impacted results negatively by € 2.9 million (US$ 3.8 million). Integration execution runs according to plan.

EBITA in the second quarter was impacted by one-off costs related to the Best Brands acquisition and a pension provision for an exit settlement of € 4.1 million with an industry wide pension fund in the US.

The EBITA increase at Bakery Supplies Europe was driven by improved margins. The EBITA of Purac improved as a result of higher volumes sold and a positive margin development.

The increase in holding costs is mainly the result of higher consultancy costs.

Amortization for the first half-year increased by € 7.7 million to € 11.4 million mainly due to € 6.5 million in amortization related to the acquisition of Best Brands.

Registered, Amsterdam no. 33006580

csm


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Balance Sheet
Capital employed excluding goodwill increased by € 299.7 million to € 1,004.8 million compared with December 31, 2009 (€ 705.1 million).

The main movements were (x € million):

- Acquisition Best Brands 189.7
- Capital expenditure on fixed assets 27.3
- Depreciation of fixed assets -46.6
- Working capital 40.4
- Other (currency effects) 88.9

Working capital increased to € 291.0 million (December 31, 2009: € 191.3 million). The acquisition effect of Best Brands was € 38.5 million (March 19). Currency effects amounted to € 20.8 million. The increase in working capital of € 40.4 million is attributable to increases in inventories and receivables of € 9.3 million and € 21.3 million respectively and lower payables of € 9.8 million. Average cash conversion days in the first half of 2010 improved by 18% compared with the same period in 2009.

Goodwill increased by € 283.5 million to € 1,308.3 million compared with December 31, 2009 (€ 1,024.8 million). The movement in goodwill relates to the acquisition of Best Brands as of March 19, 2010 (€ 189.2 million) and currency effects (€ 94.3 million).

Shareholders' equity in the first half-year increased by € 100.2 million to € 1,098.0 million. The main movements were:
- the addition of the operating result for the first half of 2010 amounting to € 54.2 million
- a decrease of € 36.2 million due to dividend payments
- positive currency and interest effects in the translation and hedge reserve of € 80.5 million
- positive effects of € 1.7 million from mainly tax positions.

Cash Flow / Financing
Cash flow from operating activities amounted to € 54.5 million. This is the balance of the higher operational cash flow before movements in working capital of € 126.7 million (2009: € 90.5 million) offset by an increase in working capital (€ 40.4 million) and a lower cash flow from other operating activities (€ 31.8 million). The acquisition of Best Brands required a cash flow of € 374.2 million. The higher capital expenditures include an amount of € 6.3 million for the construction of the new lactide factory in Thailand.

Consequently, net debt increased by € 433.2 million to € 761.5 million (end of 2009: € 328.3 million). The 12-month rolling net debt to EBITDA ratio is 2.6 (end of 2009: 1.6).

Net financial income and charges amounted to € 8.8 million negative. The lower interest expenses of € 7.6 million compared with the first half of 2009 were mainly caused by favorable short-term interest rates.

The tax charge amounted to € 17.5 million or 24.4% of profit before tax.

Registered, Amsterdam no. 33006580

csm

Business Developments

Bakery Supplies Total

Quarter 2		x € million	Half-year	
2010	2009		2010	2009
669.5	558.3	Net sales	1,216.6	1,108.5
48.7	41.4	EBITA excluding one-off costs Best Brands *	87.6	63.9
44.3	41.4	EBITA	77.0	63.9
7.3%	*7.4%*	*ROS (in %) (excl. one-off costs Best Brands)*	*7.2%*	*5.8%*
		ROCE (in %) (excl. one-off costs Best Brands)	*9.9%*	*8.2%*

*) The one-off costs related to the acquisition of Best Brands comprise acquisition and integration costs

- ## Bakery Supplies North America

Quarter 2		x US$ million	Half-year	
2010	2009		2010	2009
547.9	415.5	Net sales	962.2	807.3
45.1	39.9	EBITA excluding one-off costs Best Brands *	76.1	61.0
39.6	39.9	EBITA	62.1	61.0
8.2%	*9.6%*	*ROS (in %) (excl. one-off costs Best Brands)*	*7.9%*	*7.6%*
		ROCE (in %)(excl. one-off costs Best Brands)	*12.2%*	*13.1%*

*) The one-off costs related to the acquisition of Best Brands comprise acquisition and integration costs

Quarter 2		x € million	Half-year	
2010	2009		2010	2009
425.4	306.6	Net sales	725.2	607.6
34.9	29.7	EBITA excluding one-off costs Best Brands *	57.4	45.9
30.5	29.7	EBITA	46.8	45.9
8.2%	*9.6%*	*ROS (in %) (excl. one-off costs Best Brands)*	*7.9%*	*7.6%*
		ROCE (in %) (excl. one-off costs Best Brands)	*12.2%*	*13.5%*

*) The one-off costs related to the acquisition of Best Brands comprise acquisition and integration costs

Main Developments in the First Half-Year

On March 19, 2010 CSM acquired Best Brands, the largest premium bakery products manufacturer in the US market, committed to provide high quality innovative products and services to mainly the In-Store Bakery channel. The combined entities of H.C. Brill and Best Brands continue their operations under the new company identity CSM Bakery Products North America. The merger between the legacy companies is very complementary and provides a solid foundation for future growth. The gaps within product portfolios of both companies have been filled and one of the capabilities of CSM Bakery Products North America is to deliver the most complete sweet goods portfolio in the US.

Registered, Amsterdam no. 33006580

csm

The substantial sales growth of US$ 154.9 million in the first half-year is fully attributable to the acquisition of Best Brands (US$ 157.5 million).

The negative organic growth of 1.1% in the first half-year was due to a volume decline of 1.9% and price and mix effects of 0.8%. The lower volume clearly reflects the economic landscape where consumer confidence is still weak.

The EBITA increase of US$ 1.1 million in the first half of the year (US$ 0.3 million for Q2) is achieved despite high one-off costs related to the acquisition and integration of Best Brands (US$ 14.0 million in the first half-year) and incidental pension costs (US$ 5.5 million) due to a provision taken for an exit settlement with an industry wide pension fund following the closure of facilities. Excluding one-off costs Best Brands performed according to expectations with a result for the period since March 19 of US$ 19.5 million of which US$ 16.3 million in the 2nd quarter.

Working capital in North America increased by US$ 60.9 million compared with the end of 2009, which is mainly the result of the addition of Best Brands' working capital of US$ 48.5 million. Compared with the first half-year of 2009, working capital increased by US$ 42.3 million which is the impact of Best Brands. Excluding Best Brands, Bakery Supplies North America showed a decrease in working capital of US$ 6.2 million due to stable inventory levels, decreased debtors and increased creditors position.

Capital expenditure on tangible fixed assets amounted to US$ 10.1 million (2009: US$ 8.9 million) versus depreciation of US$ 16.2 million (2009: US$ 10.1 million). The slightly higher capital expenditure and depreciation are mainly related to the acquisition of Best Brands.

- **Bakery Supplies Europe**

Quarter 2		x € million	Half-year	
2010	**2009**		**2010**	**2009**
244.1	251.7	Net sales	491.4	500.9
13.8	11.7	EBITA	30.2	18.0
5.7%	*4.6%*	*ROS (in %)*	*6.1%*	*3.6%*
		ROCE (in %)	*7.2%*	*4.1%*

Main Developments in the First Half-Year
Sales in the first half of 2010 were € 491.4 million, or 1.9% below last year mainly due to a negative organic growth development of 2.6%. Currency had a positive effect of 0.7% (mainly British Pound Sterling). Volume development in South and East European countries was negatively impacted by the general economic market circumstances whilst the German and UK businesses showed improved volumes.

For the first half-year the EBITA increase amounted to € 12.2 million (an increase of 68% compared with 2009). Our higher results were mainly attributable to strong management of sales prices. After the very strong EBITA improvement in the first quarter of 2010 due to a weak first quarter in 2009, we see a good increase versus a more comparable second quarter of 2009. EBITA of € 13.8 million for the second quarter increased by € 2.1 million compared with the same period in 2009. Of this increase € 0.2 million was due to currency effects

Registered, Amsterdam no. 33006580

csm

Working capital in Europe increased by € 27.4 million compared with year-end 2009 due to increased debtors and inventories offset by higher creditors. Compared with the first half-year of 2009, working capital decreased by € 26.6 million mainly as a result of a higher creditors position. Debtors increased and inventory is stable.

Capital expenditure on tangible fixed assets of € 5.2 million (2009: € 6.1 million) was below depreciation of € 11.1 million (2009: € 11.0 million). The investments relate largely to factory optimization and IT.

Purac

Quarter 2		x € million	Half-year	
2010	2009		2010	2009
102.2	89.3	Net sales	199.2	175.2
15.4	6.4	EBITA	30.2	9.9
15.1%	*7.2%*	*ROS (in %)*	*15.2%*	*5.7%*
		ROCE (in %)	*21.1%*	*6.4%*

Main Developments in the First Half-Year
Purac showed a very positive sales increase of 13.7% in the first half of 2010, of which 10.7% was driven by organic growth. Currency effects contributed positively with 3.0% resulting mainly from the Brazilian Real and Asian currencies.
All business units contributed positively to the higher volumes sold. Volumes also benefited from stock replenishments particularly for chemical and electronics customers.

For the first half-year Purac delivered a € 20.3 million higher EBITA compared with 2009, mainly driven by increased sales. EBITA of € 15.4 million for the second quarter exceeded last year's EBITA substantially. During the second quarter raw material prices have become more volatile and are trending upwards. In Thailand, the cost of tapioca has increased sharply since the beginning of the year due to limited availability of good quality material from the current harvest.

Working capital at Purac increased by € 11.2 million versus December 31, 2009, due to higher debtors and inventories partly offset by increased creditors. Compared with the first half-year of 2009, working capital decreased by € 11.2 million caused by an improvement in all areas.

Capital expenditure on tangible fixed assets amounted to € 13.9 million (2009: € 9.6 million) versus depreciation of € 11.9 million (2009: € 11.2 million). The investments include an amount of € 6.3 million for the new lactide factory in Thailand.

Registered, Amsterdam no. 33006580

csm

Risks

CSM operates worldwide with operating companies in various markets and jurisdictions. Timely identification and effective management of all significant risks inherent to the execution of our strategy and realization of our objectives is of key importance. The Board of Management is responsible for the design, implementation and operation of CSM's risk management and internal control systems. Our risk management approach is aimed at embedding risk awareness and risk management at all levels of CSM to ensure consciously and properly evaluated risk decisions.

For the upcoming half-year the risks and our risk management approach as described in our last annual report are generally still valid. More specifically, three main risk areas can be highlighted to address the risk sensitivity for the remaining part of the year:

- economic situation
- raw material prices
- currency risks (mainly US dollar)

CSM operates in two markets: the market for bakery supplies and ingredients, and – through its lactic acid products – the market for preservation, fortification and green chemicals. The worldwide economic environment impacts our bakery business as demand for our products will fluctuate in line with GDP development. Demand for lactic acid products will be impacted as certain customers operate in more cyclical markets that fluctuate with the economy. The market situation has become more volatile. This puts a strain on management's ability to deal with all changes successfully. Failure to respond adequately or timely could severely damage CSM's financial situation and its future growth perspective. Good management and systems are in place to deal adequately with the fluctuating market environment.

As we have seen over the past years, sudden increases or decreases in the price of raw materials can seriously impact the margins of our products sold. Scarceness of raw materials due to excessive demand or production interruption at suppliers can also impact our results due to sales declines and additional cost required to satisfy our raw materials needs. Our procurement departments, centralized by continent, have developed adequate procedures to secure contract positions in order to minimize or delay exposure to cost fluctuations of raw materials which could negatively impact our margins. These procedures include early warnings of possible impact to our organization and our customers.

As CSM operates in various non-euro countries we have to deal with the volatility of exchange rates of a number of currencies versus the Euro. In this context, the development of the US dollar is by far the most important. This impact can be seen in the translation of the results and equity of foreign entities into euros and in the results of transactions when there is a difference between the currency of the production costs and the currency in which the sale of the product is being made. CSM has a hedging policy in place to limit the impact of volatility of foreign exchange rates. Hedging the impact of the foreign currency translation risk is partly and indirectly effectuated by keeping liabilities in the relevant foreign currencies. Of the total external debt of CSM a significant part is denominated in US dollars, which partly offsets the large translation equity exposure CSM has against the US dollar.

Registered, Amsterdam no. 33006580



Responsibility Statement

The Board of Management hereby declare that, to the best of their knowledge, the interim financial statements for the first half-year of 2010 have been prepared in accordance with IAS 34, "Interim Financial Reporting" and give a true and fair view of the assets, liabilities, financial position and profit of CSM nv and its consolidated companies included in the consolidation as a whole. Furthermore, to the best of our knowledge, this half-year report includes a fair view of the information required pursuant to Section 5:25d. subsections 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Diemen, the Netherlands, August 10, 2010

Board of Management CSM nv

G.J. Hoetmer, Chief Executive Officer
N.J.M. Kramer, Chief Financial Officer

Appendices: Condensed interim financial statements

1. Key figures
2. Consolidated statement of financial position
3. Consolidated income statement
4. Consolidated statement of comprehensive income
5. Consolidated statement of changes in equity
6. Consolidated statement of cash flows
7. Segment information by business area
8. Acquisitions
9. Notes

Analyst presentation (Webcast)

An analyst meeting will be held at the premises of CSM (Nienoord 13, Diemen, the Netherlands) from 11.00 hours (CET) on Wednesday, August 11, 2010. The presentation t can be followed live via www.csmglobal.com from 11.00 hours (CET). The slides, used during the presentation can be downloaded from our website.

For more information, please contact:

Press: Eva Lindner, Communication Director, Tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, Tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 3 billion (pro forma 2009) and has a workforce of around 10,000 employees in 25 countries. CSM is listed on NYSE Euronext Amsterdam. For more information: www.csmglobal.com

Registered, Amsterdam no. 33006580

1. Key figures

millions of euros	1st Half-year 2010	2009
Income Statement:		
Net sales	1.415,8	1.283,7
EBITA excluding one-off costs Best Brands	102,5	60,7
EBITA	91,9	60,7
Operating result	80,5	57,0
EBITDA	127,1	90,5
Result after taxes	54,2	36,6
Balance sheet:		
Fixed assets	1.867,9	1.350,5
Current assets	708,5	603,5
Non-interest-bearing current liabilities	443,9	336,7
Net debt position [1]	761,5	499,9
Provisions	273,0	166,8
Equity	1.098,0	950,6
Key data per common share		
Number of issued common shares	65.998.134	64.977.416
Number of common shares with dividend rights	65.848.800	64.813.208
Weighted average number of outstanding common shares*	65.848.800	65.834.642
Price as at 30 June	24,45	10,52
Highest price in half-year	26,27	11,83
Lowest price in half-year	18,55	7,97
Market capitalization as at 30 June	1.610	682
Earnings in euros [2] *	0,79	0,52
Diluted earnings in euros [2] *	0,79	0,52
Cash flow from operating activities per common share, in euros [2] *	0,80	1,32
Other key data		
Cash flow from operating activities	54,5	89,1
Depreciation/amortization fixed assets	46,6	33,5
Capital expenditure on fixed assets	27,3	24,0
Number of employees at closing date	9.615	8.372
Number of issued cumulative preference shares	2.983.794	2.983.794
Equity per share in euros [3]	15,95	14,02
Ratio's		
ROS % [4]	6,5	4,7
Result after taxes / net sales %	3,8	2,9
ROCE excluding goodwill % [5]	19,8	14,3
ROCE including goodwill % [6]	8,8	6,4
Net debt position/EBITDA [7]	2,6	2,7
Interest cover [8]	10,4	6,1
Balance sheet total : equity	1:0.4	1:0.5
Net debt position : equity	1:1.4	1:1.9
Current assets : current liabilities	1:0.5	1:0.5

*restated for stock bonus in 2009 and 2010

1. *Net debt position comprises interest-bearing debts less cash and cash equivalents.*
2. *Per common share in euros after deduction of dividend on cumulative preference shares.*
3. *Equity per share is equity divided by the number of shares with dividend rights.*
4. *ROS % is EBITA divided by net sales x 100.*
5. *ROCE excluding goodwill % is EBITA for halfyear x 2 divided by the average capital employed excluding goodwill x 100.*
6. *ROCE including goodwill % is EBITA for halfyear x 2 divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.*
7. *Rolling 12-month EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) including Best Brands results for 12-month excluded for one-off costs.*
8. *Interest cover is Rolling 12-month (CSM reported EBITDA divided by net interest income and charges).*

Registered, Amsterdam no. 33006580

2. Consolidated Statement of Financial Position

before profit appropriation, millions of euros	As at 30-06-2010	As at 31-12-2009	As at 30-06-2009
Assets			
Property, plant & equipment	586.4	499.9	512.8
Intangible fixed assets	1,212.8	765.9	775.5
Financial fixed assets	10.8	10.7	10.6
Deferred tax assets	57.9	53.0	51.6
Total fixed assets	**1,867.9**	**1,329.5**	**1,350.5**
Inventories	321.2	251.1	271.2
Receivables	380.5	298.1	325.1
Tax assets	6.8	4.6	7.2
Cash and cash equivalents	127.1	120.4	107.1
Total current assets	**835.6**	**674.2**	**710.6**
Total assets	**2,703.5**	**2,003.7**	**2,061.1**
Equity and liabilities			
Equity	**1,098.0**	**997.8**	**950.6**
Provisions	124.1	111.1	114.1
Deferred tax liabilities	148.9	60.0	52.7
Non-current liabilities	887.4	444.6	600.7
Total non-current liabilities	**1,160.4**	**615.7**	**767.5**
Interest-bearing current liabilities	1.2	4.1	6.3
Trade payables	260.2	223.7	209.9
Other non-interest-bearing current liabilities	145.5	125.4	98.9
Tax liabilities	38.2	37.0	27.9
Total current liabilities	**445.1**	**390.2**	**343.0**
Total equity and liabilities	**2,703.5**	**2,003.7**	**2,061.1**

Registered, Amsterdam no. 33006580

3. Consolidated Income Statement

millions of euros	1st Half-year 2010	1st Half-year 2009
Net sales	1,415.8	1,283.7
Costs of raw materials and consumables	-789.4	-746.9
Production costs	-197.8	-178.9
Warehousing and distribution costs	-104.8	-97.7
Gross profit	**323.8**	**260.2**
Selling expenses	-121.7	-105.5
Research & development costs	-19.4	-16.8
General and administrative expenses	-102.2	-80.9
Operating result	**80.5**	**57.0**
Financial income and charges	-8.8	-16.4
Result before taxes	**71.7**	**40.6**
Taxes	-17.5	-4.0
Result after taxes	**54.2**	**36.6**
Per common share in euros		
Earnings	0.79	0.52
Diluted earnings	0.79	0.52

Registered. Amsterdam no. 33006580

4. Consolidated Statement of Comprehensive Income

	1st Half-year	
millions of euros	**2010**	**2009**
Result after taxes	**54.2**	**36.6**
Other comprehensive results:		
Translation reserve	87.6	4.9
Hedge reserve	-7.1	7.8
Taxes relating to other comprehensive results	1.3	-9.1
Total Comprehensive result after taxes	**136.0**	**40.2**

Registered, Amsterdam no. 33006580

5. Consolidated Statement of changes in Equity

before profit appropriation, millions of euros	1st Half-year 2010	1st Half-year 2009	2nd Half-year 2009	Total 2009
Opening balance	**997.8**	**941.6**	**950.6**	**941.6**
Profit half-year after tax	54.2	36.6	50.2	86.8
Other comprehensive result after tax	81.8	3.6	-3.7	-0.1
Total comprehensive result	**136.0**	**40.2**	**46.5**	**86.7**
Dividend	-36.2	-31.5	0.0	-31.5
Repurchase / sale company shares	0.0	0.0	0.0	0.0
Movement in Option/Share plan reserve	0.4	0.3	0.7	1.0
Total transactions with shareholders	**-35.8**	**-31.2**	**0.7**	**-30.5**
Ending balance	**1,098.0**	**950.6**	**997.8**	**997.8**

6. Consolidated Statement of Cash Flows

	1st Half-year	
millions of euros	**2010**	**2009**
Cash flow from operating activities		
Result after taxes	54.2	36.6
Adjusted for:		
- Depreciation/amortization of fixed assets	46.6	33.5
- Result from divestments of fixed assets	-0.8	-0.3
- Share-based remuneration	0.4	0.3
- Interest income	-0.3	
- Interest expense	13.6	16.4
- Exchange rate differences	-1.9	
- Fluctuations in fair value of derivates	-3.1	
- Other financial income and charges	0.5	
- Taxes	17.5	4.0
Cash flow from operating activities before movements in working capital	**126.7**	**90.5**
Movement in provisions	5.0	-5.3
Movements in working capital:		
- Receivables	-21.3	11.4
- Inventories	-9.3	43.0
- Non-interest-bearing current liabilities	-9.8	-39.7
Cash flow from business operations	**91.3**	**99.9**
Net interest paid	-18.2	-15.4
Tax paid on profit	-18.6	4.6
Cash flow from operating activities	**54.5**	**89.1**
Cash flow from investment activities		
Acquisition of group companies	-374.2	
Capital expenditure on fixed assets	-28.0	-24.4
Divestment of fixed assets	0.1	0.8
Cash flow from investment activities	**-402.1**	**-23.6**
Cash flow from financing activities		
Proceeds from interest-bearing debts	381.5	-10.2
Paid-out dividend	-36.2	-31.5
Cash flow from financing activities	**345.3**	**-41.7**
Net cash flow	**-2.3**	**23.8**
Effects of exchange rate differences on cash and cash equivalents	9.0	-0.3
Increase/decrease cash and cash equivalents	**6.7**	**23.5**
Cash and cash equivalents at start of financial year	120.4	83.6
Cash and cash equivalents at close of financial year	127.1	107.1

Registered. Amsterdam no. 33006580

7. Segment Information

1st Half-year *millions of euros*	Bakery Supplies Europe		Bakery Supplies North America		PURAC		Corporate		CSM Total	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
P&L information										
Net sales	491,4	500,9	725,2	607,6	199,2	175,2			1.415,8	1.283,7
EBITA	30,2	18,0	46,8	45,9	30,2	9,9	-15,3	-13,1	91,9	60,7
Operating result	29,0	16,9	37,4	44,2	29,5	9,3	-15,4	-13,4	80,5	57,0
Balance sheet information										
Total assets	1.034,2	882,5	1.167,0	570,4	402,4	369,1	99,9	239,1	2.703,5	2.061,1
Total liabilities	350,8	277,3	296,6	133,4	62,5	48,2	895,6	651,6	1.605,5	1.110,5
Average capital employed excluding goodwill	246,0	291,1	399,8	251,0	265,3	288,4	18,4	19,5	929,5	850,0
Goodwill (average)	593,9	590,4	537,6	430,6	21,4	21,4			1.152,9	1.042,4
Average capital employed including goodwill	839,9	881,5	937,4	681,6	286,7	309,8	18,4	19,5	2.082,4	1.892,4
Capital employed excluding goodwill as at 30 June	258,3	292,5	447,1	244,3	282,7	284,3	16,7	-3,1	1.004,8	818,0
Goodwill as at 30 June	597,4	593,5	689,5	419,2	21,4	21,4			1.308,3	1.034,1
Capital employed including goodwill as at 30 June	855,7	886,0	1.136,6	663,5	304,1	305,7	16,7	-3,1	2.313,1	1.852,1
Depreciation of property, plant & equipment	11,1	11,0	12,2	7,6	11,9	11,2			35,2	29,8
Amortization of intangible fixed assets	1,2	1,1	9,4	1,7	0,7	0,6	0,1	0,3	11,4	3,7
Other information										
Capital expenditure on property, plant & equipment	5,2	6,1	7,6	6,7	13,9	9,6			26,7	22,4
Capital expenditure on intangible fixed assets	0,2	0,2			0,4	0,4		1,0	0,6	1,6
Impairment of fixed assets										
Average number of employees	3.918	4.025	4.209	3.324	970	949	52	48	9.149	8.346
Alternative Non-IFRS performance measures										
ROS %	6,1	3,6	6,5	7,6	15,2	5,7			6,5	4,7
ROCE excluding goodwill %	24,6	12,4	23,4	36,6	22,8	6,9			19,8	14,3
ROCE including goodwill %	7,2	4,1	10,0	13,5	21,1	6,4			8,8	6,4
Alternative Non-IFRS performance measures excluding one-off costs Best Brands										
EBITA	30,2	18,0	57,4	45,9	30,2	9,9	-15,3	-13,1	102,5	60,7
ROS %	6,1	3,6	7,9	7,6	15,2	5,7			7,2	4,7
ROCE including goodwill %	7,2	4,1	12,2	13,5	21,1	6,4			9,8	6,4

CSM generates almost all of its revenues from the sale of goods.

In the above table and elsewhere in the Financial Statements a number of Non-IFRS performance measures are presented. Management is of the opinion that these so-called alternative performance measures might be useful for the readers of these Financial Statements. CSM management uses these performance measures to make financial, operational and strategic decisions and evaluate performance of the segments.

The alternative performance measures can be calculated as follows:

- EBITA is the operating result before amortization of intangible fixed assets
- Return on sales (ROS) is EBITA divided by net sales x 100
- ROCE excluding goodwill is EBITA for half-year x 2 divided by the average capital employed excluding goodwill x 100
- ROCE including goodwill is EBITA for half-year x 2 divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started its diversification process.
- Goodwill relates to management goodwill, being the goodwill capitalized and the goodwill charged directly to equity since 1978.

Registered, Amsterdam no. 33006580

8. Acquisitions

On 19 March 2010 CSM completed the acquisition of 100% of the ownership interests of Best Brands Corp, based in the US (acquisition price: initial US$ 510 million, extra delivered working capital US$ 13 million and deferred compensation US$ 6 million; annual sales US$ 538 million).

Best Brands is one of the largest premium bakery manufactures in the US market, committed to provide high quality innovative products and services to the baking industry. Its broad product folio includes laminated dough, cakes, muffins, fillings and mixes. Best Brands has a leading position in value-added frozen products sold to in-store bakeries. Furthermore, Best Brands serves food service customers and retail and wholesale bakeries through its three distribution centers. Best Brands also goes to market with the well-known Multifood brand. The company has 6 major production facilities across the United States, and is headquartered in Minnetonka, Minnesota. Best Brands was founded in 1971 and has a workforce of 1,580 people.

As a result of the acquisition, CSM expects to expand its footprint within the US to become the undisputed leader in US bakery supply and distribution.

The acquired business contributed revenues of US$ 157.4 million (€ 118.7 million) and a profit excluding one-off costs of US$ 18.5 million (US$ 14 million) to the group for the period from 19 March 2010 to 30 June 2010. The one-off costs related to the acquisition, integration and applying IFRS accounting standards resulted in a negative amount of $ 14.0 million (€ 10.6 million). These expenses are included in general and administrative expense in CSM consolidated income statement for the six month ended 30 June 2010.

The table below shows the pro-forma result of CSM if the Best Brands acquisition had been made as at 1 January 2010.

millions of euros:	CSM	Pro forma adjustment Half-year effect	Pro forma CSM
Net sales	1,415.8	87.1	1,502.9
Operating result	80.5	5.5	86.0
Result after taxes	54.2	2.0	56.2
Earnings per share	0.79	0.03	0.82

These amounts have been calculated after applying the group's accounting policies and adjusting the results of Best Brands to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets and an normal allocated interest on the investment had been applied from 1 January 2010 onwards, together with the consequential tax effects.

The following table summarizes the consideration transferred to acquire Best Brands and the amounts of identified assets acquired and liabilities assumed at the acquisition date separated in local book value, fair value adjustment and resulting fair value. These figures are still preliminary, because some elements are provisional defined (e.g. tax positions), but we don't expect material deviations in the final acquisition figures.

The used exchange rate US$/Euro at acquisition date is: 1.3528

Prelimenary acquisition figures Best Brands:

	Local bookvalue before acquisition as at 19-03-2010	Fair Value adjustment as at 19-03-2010	Fair value as at 19-03-2010	Fair value as at 19-03-2010
millions:	US$	US$	US$	EUROS
Opening balance:				
Property ,plant & equipment	56,4	3.8	60.2	44,5
Customer lists	2,4	155.2	157.6	116,5
Brands	5,6	24.7	30.3	22,4
Recipes	2,6	28.8	31.4	23,2
Other intangibles	0,5	34.1	34.6	25,6
Inventories	41,1	3.8	44.9	33,2
Receivables	45,3	0.4	45.7	33,8
Cash and cash equivalents	9,8	6.6	16.4	12,1
Payables	-41,5	3.0	-38.5	-28,5
Provisions		-6.9	-6.9	-5,1
Deferred tax liabilites	-10,6	-92.1	-102.7	-75,9
Identifiable assets minus liabilities	111,6	161.4	273.0	201,8
Goodwill	94,6	161.4	256.0	189,2
Assets minus liabilities	206,2	322.8	529.0	391,0

The goodwill generated as part of the transaction is attributable to the workforce of the acquired business and the significant synergies expected to arise after CSM acquisition of Best Brands.

The goodwill is not expected to be deductible for tax purposes. However, Best Brands has approximately US$ 15 million of tax deductible goodwill generated from historical business combinations. This goodwill will continue to be deductible for tax purposes.

The fair value of the assets acquired includes trade receivables of US$ 40.7 million. The gross amount due under contracts is US$ 40.8 million, of which US$ 60.000 is expected to be uncollectible. CSM did not acquire any other class of receivable as a result of the acquisition of Best Brands. The fair value of the acquired deferred tax assets and liabilities, respectively, are provisional pending completion of Best Brands 2009 tax returns.

The acquisition of Best Brands includes a deferred compensation arrangement that requires additional consideration to be paid by CSM for Best Brands based on the realization of tax benefits and refunds attributable to the pre-closing period in CSM future tax returns. Amounts are payable upon realization of such benefits in the tax return of CSM. The fair value of the deferred consideration recognized on the acquisition date is provisional estimated in these preliminary figures to US$ 7.8 million.

Registered. Amsterdam no. 33006580

9. Notes

Principles for the valuation of assets and liabilities and determination of the result
This condensed interim financial information for the half-year ended June 30, 2010 complies with IFRS and has been prepared in accordance with IAS 34, "Interim financial reporting." The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended December 31, 2009.

In preparing these condensed consolidated half-year statements the main estimates and judgments made by the Board of Management when applying CSM's accounting policies, were similar to those applied to the annual financial statements for the year ended December 31, 2009.

The figures in this half-year report have not been audited or reviewed by an external auditor.

Accounting policies
The accounting policies adopted are consistent with those of the annual financial statements for the year ended December 31, 2009, as described in the annual financial statements for the year ended December 31, 2009.

Related party transactions
There were no material related party transactions in the first half of 2010.

Events after balance sheet date
As of July 16th, 2010 CSM has acquired the remaining 50% ownership of the lactic acid production facility in Blair, Nebraska (US) from its joint venture partner Cargill. This production facility has been a joint venture between CSM's subsidiary Purac and Cargill since 1997. The acquisition price is US$ 32.5 million, initial payment of US$ 22 million and a contingent amount of US$ 10 million in five annual installments of US$ 2 million each.

This acquisition will enable CSM to make business decisions more independently. As the total output of the lactid acid plant was already dedicated to Purac, the transaction will not impact Purac's market position.

Expected third-party acquisition costs are estimated to be € 0.5 million. If the transaction had been made as at 1 January 2010 the pro forma adjustment to the half-year figures would be:
Net sales € zero, Operating result € 0.7 million, Result after taxes 0.2 million and Earnings per share nil.

In the second half of 2010 a Purchase Price Allocation consideration will be executed to incorporate the fair value assessments and related accounting consequences before year-end 2010. Because of this reason some disclosures according to IFRS3 are not yet available for this half-year report.

Registered, Amsterdam no. 33006580